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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 6)


                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                           (Name of Subject Company)


                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                      (Name of Person(s) Filing Statement)

                         Common Stock, Par Value $0.25
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                  379335 10 2
                     (CUSIP Number of Class of Securities)

                             Jeanette H. Quay, Esq.
                                Vice President,
                         General Counsel and Secretary
                      Global Industrial Technologies, Inc.
                      2121 San Jacinto Street, Suite 2500
                              Dallas, Texas 75201
                                 (214) 953-4500
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             James C. Morphy, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
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     This Amendment No. 6 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on December 23, 1998 by Global Industrial Technologies,
Inc., a Delaware corporation (the "Company"), relating to the offer by WHX Corporation, a Delaware corporation, to purchase for cash through its wholly-owned subsidiary, GT Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.25 per share, of the Company, together with the Rights. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

Item 7.  Certain Negotiations and Transactions by the Subject Company.



       Item No. 7 is hereby amended by adding the following:

          On March 2, 1999, the Company entered into an exclusivity agreement granting exclusivity to a prospective purchaser relating to the possible sale of APG Lime Corp., an indirect wholly owned subsidiary of the Company. The agreement also provides the prospective purchaser with a right to match an acquisition proposal made by any third party prior to April 12, 1999.
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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  GLOBAL INDUSTRIAL TECHNOLOGIES, INC.





                                  By:       /s/   Jeanette H. Quay
                                     ---------------------------------------
                                      Name: Jeanette H. Quay
                                      Title:   Vice President, General Counsel
                                      and Secretary

Dated: March 2, 1999